NOTICE OF EXEMPT SOLICITATION (PX14A6G) filed by International Brotherhood of Teamsters

CtW Investment Group @CtWInvGrp 2h2 hours ago

"Staggering" $1M $MCK #ExecPay bonus just months after $150 million settlement with DEA nbcnews.to/2ufGAyF via @nbcnews

Lenny Bernstein @LennyMBernstein 21h21 hours ago

Justice reaches 1st settlement with a major opioid manufacturer. Will it force co's to keep better track of drugs?

Corky Siemaszko @csiemaszko 23h23 hours ago

Citing opioid crisis, Teamsters tell Big Pharma shareholders: Vote no on bonus for boss. nbcnews.to/2ufGAyF via @nbcnews

[The link is to an NBC News story entitled Teamsters Tell Big Pharma Shareholderes: Vote No on Boss’ Bonus

IBT Cap Strategies @TeamstersDC 5h5 hours ago

Sensible #corpgov and #execpay reforms that could help address #opioidcrisis wvgazettemail.com/gazette-op-ed- … via @wvgazettemail #teamsters

[The link is to an article in the Charleston Gazette-Mail by IBT Secretary-Treasurer Ken Hall entitled A shareholder’s prescription for the Big Three opioid distributors]

Proxy Insight @ProxyInsight Jul 11

Teamsters pushes for independent chair at McKesson, urges shareholders to oppose CEO pay #ExecPay #CorpGov $MCK

IBT Cap Strategies @TeamstersDC 22h22 hours ago

Citing opioid crisis, Teamsters tell Big Pharma shareholders: Vote no on #execpay nbcnews.to/2ufGAyF via @nbcnews #corpgov

Eric W. Eyre @EricEyre Jul 11

Teamsters urge McKesson shareholders to reject CEO pay plan amid opioid probe wvgazettemail.com/news-business/ … via @wvgazettemail

McKesson's CEO made $97.6 mil last yr. Amid opioid crisis, a big shareholder & governance experts are crying foul: for.tn/2tAeInx

IBT Cap Strategies @TeamstersDC Jul 11

#Teamsters urge McKesson shareholders to reject #CEOpay amid opioid probe

[The link is to an article at statnews.com entitled Teamsters criticize McKesson for ‘excessive’ CEO pay and its role in the opioid crisis]

Health Care News @hc_distributors Jul 10

Teamsters urge #McKesson shareholders to vote against CEO pay. Read more: owler.us/acZ5Gf $MCK

[The link is to a story at Owler.com entitled Teamsters urge McKesson shareholders to vote against CEO pay]

Phil Wahba @philwahba Jul 10

Why the opioid crisis could cost McKesson's CEO his bonus for.tn/2sUZFWD he's made $639 mln in last 10 yrs despite $MCK role

[The link is to a Fortune article entitled Big McKesson Shareholder, Governance Experts Say the Opioid Crisis Should Have Cost the CEO Some Bonus Pay

IBT MarketWatchman @TeamstersCS Jul 5

$MCK Boss Hammergren Rakes In > $97m, while Co pays record @DEA fine bloomberg.com/graphics/2017- … #execpay #corpgov

[The link is to a Bloomberg story entitled Apple’s Cook Reaped $145 Million Last Year, Most of S&P 500 CEOs]

Rosanna Landis Weave @LandisWeaver Jul 10

Rosanna Landis Weave Retweeted Anders

The opiod crisis hit formerly middle-class towns the hardest. Kudos to the Teamsters for caring & fighting for the people they represented.

Rosanna Landis Weave added,

Anders @MelinAnders

Labor union Teamsters calls on McKesson investors to vote down executive pay after "generous" bonus-add for CEO. teamster.org/sites/teamster …

Anders @MelinAnders Jul 10

Labor union Teamsters calls on McKesson investors to vote down executive pay after "generous" bonus-add for CEO. teamster.org/sites/teamster …

CtW Investment Group @CtWInvGrp Jul 10

Why the opioid crisis could cost McKesson's CEO his bonus. (91 Americans dying of an opioid overdose every day) for.tn/2sUZFWD

IBT Cap Strategies @TeamstersDC Jul 10

#Teamsters Urge McKesson Shareholders to Vote Against #CEOPay nyti.ms/2u0I5QW #execpay #corpgov $MCK.

[The link is to a Reuters story in the New York Times entitled Teamsters Urge McKesson Shareholders to Vote Against CEO Pay]

IBT Cap Strategies @TeamstersDC Jul 10

Why the opioid crisis could cost McKesson's CEO his bonus for.tn/2sUZFWD; $mck; $abc; $cah; #ceopay; #corpgov

IBT MarketWatchman @TeamstersCS Jul 10

Why the opioid crisis should cost McK CEO his bonus for.tn/2sUZFWD #teamsters #1u

IBT Cap Strategies @TeamstersDC Jul 10

IBT Cap Strategies Retweeted Matteo Tonello Looks like McKesson is doing it the wrong way? fortune.com/2017/07/10/mck IBT Cap Strategies added,	#corpgov

Matteo Tonello @MatteoTonelloNY

How to use comp to improve the corporate culture? Scandal-hit boards must figure it out @Conferenceboard #corp bit.ly/2u4H6ie

Rosanna Landis Weave @LandisWeaver Jul 10

McKesson has been on our overpaid list for years. Why the opioid crisis could cost McKesson's CEO his bonus for.tn/2sUZFWD

IBT Cap Strategies @TeamstersDC Jul 10

Why the #opioidcrisis should have cost McKesson's CEO his bonus for.tn/2sUZFWD #corpgov #execpay